Filed by Host Marriott Corporation pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starwood Hotels & Resorts

Commission File No.: 333-130249

Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, Host Marriott Corporation filed a proxy statement/prospectus as part of a registration statement on Form S-4 on March 2, 2006 and other documents regarding the proposed transactions with the Securities and Exchange Commission (“SEC”). Investors and security holders are urged to read the proxy statement/prospectus (and all amendments and supplements to it) because it contains important information about Host Marriott Corporation, Starwood Hotels & Resorts and the proposed transactions. The definitive proxy statement/prospectus was first mailed to stockholders of Host Marriott Corporation on or about March 6, 2006 seeking their approval of the issuance of shares of Host Marriott Corporation common stock in the transactions contemplated by the master agreement. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Host Marriott Corporation with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, MD 20817, Attention Investor Relations, (telephone 240-744-1000). Investors and security holders are urged to read the proxy statement/prospectus and other relevant material before making any voting or investment decisions with respect to the proposed transactions.

Host Marriott Corporation and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Host Marriott Corporation in respect of the proposed transactions. Information about Host Marriott Corporation and its directors and executive officers, and their ownership of securities in Host Marriott Corporation, is set forth in the proxy statement for Host Marriott Corporation’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the direct and indirect interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transactions.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Language Concerning Forward-Looking Statements

This filing contains forward-looking statements within the meaning of federal securities regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” estimate,” “expect,” “intend,” “may,” “plan,” predict,” “project,” “will,” “continue” and other similar terms and phrases, including references to assumptions and forecasts of future results, statements about the expected scope and timing of the acquisition, expected financial results and credit effects of the acquisition, consequences of management efforts, opportunities for growth and expectations as to timing, nature and terms of financing and other sources of funds. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: national and local economic and business conditions, including the potential for terrorist attacks, that will affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; our ability to complete pending acquisitions and dispositions; and our ability to continue to satisfy complex rules in order for us to qualify as a real estate investment trust for federal income tax purposes and other risks and uncertainties associated with our business described in Host Marriott Corporation’s filings with the SEC. The completion of the transaction with Starwood (either in whole or in part relating to the acquisition of certain hotels) is subject to numerous closing conditions and there can be no assurances that the transactions as a whole, or portions of these transactions, will be completed. These closing conditions include, but are not limited to: Host Marriott Corporation receiving approval from its stockholders to issue shares to Starwood’s Class B holders, obtaining various lender consents and regulatory approvals, the accuracy of representations and warranties and compliance with covenants, the absence of material events or conditions, and other customary closing conditions. Our expectations as to the financial consequences of the acquisition may be affected by the risks noted above and factors unique to acquisitions, including the timing and successful integration of these hotels into our portfolio and the number and location of the hotels we ultimately acquire with the acquisition. Although Host Marriott Corporation believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this filing and Host Marriott Corporation undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in expectations.

1

Company Overview
Largest owner of luxury and upper upscale
full-service hotels
Irreplaceable assets in premier markets with
high barriers to entry
Focused on urban and resort convention
hotels managed by the best operators and
affiliated with the strongest global brands
103 hotels (over 53,000 rooms)
Total Enterprise Value of approximately $13
billion
Largest lodging REIT

3 Starwood Portfolio Acquisition Starwood Portfolio Acquisition

Starwood Portfolio
Portfolio of 38 upper upscale and luxury full-
service hotels (18,964 rooms), including 25
domestic and 13 international assets:
– 20 Sheratons
– 13 Westins
– 2 Ws
– 2 Luxury/St. Regis
– 1 Unbranded
Purchase price:  $4.0 billion
Closing just after the end of 1st Quarter 2006
subject to a Host Marriott stockholder vote
and other closing conditions

Starwood Portfolio
(cont.)
High-quality portfolio that matches up well
with Host’s existing portfolio
Luxury and upper upscale hotels, including six
city-center hotels with over 750 rooms
80% of the hotels* are in urban, convention
or resort locations
29% of the portfolio* is situated outside the
United States, with 15% in Europe
* Based on revenues.

Starwood Portfolio
(cont.)
The top 16 hotels in the portfolio contribute
75% of the portfolio’s cash flow
The portfolio includes key assets such as:
Westin Palace Madrid
Sheraton Centre Toronto
W Seattle
Westin Grand Washington, DC
Westin Europa & Regina (Venice)
Westin Palace Milan
Sheraton New York
Sheraton San Diego
Sheraton Boston
Westin Seattle
W New York

Profile of Hotel Portfolio
Brand Mix (Based on Revenue)
Host Marriott Stand-alone
12%
6%
9%
1%
70%
2%
Starwood Portfolio
3%
9%
55%
33%
Combined
4%
2%
2%
7%
9%
53%
14%
9%
Marriott Sheraton
Westin Ritz-Carlton
Hyatt Fairmont
W Other

8 Profile of Hotel Portfolio Geographic Scope (Based on Revenue) Host Marriott Stand-alone 3% 97% Starwood Portfolio 71% 29% Combined 9% 91% International Domestic

9 Profile of Hotel Portfolio Geographic Coverage – Combined Portfolio Starwood Portfolio Host Marriott Portfolio

Strategic Benefits
Creates significant relationship with another
major operating/brand company
Market share opportunity in Starwood’s
brands
Asset management and value enhancement
initiatives
Strong foundation for further European
expansion
Future growth opportunities

Sheraton
HOTELS & RESORTS

WESTIN
HOTELS & RESORTS

Marriott

W
HOTELS

THE RITZ-CARLTON
HOTEL COMPANY, L.L.C.

FOUR SEASONS
Hotels and Resorts

ST. REGIS
HOTELS & RESORTS

Fairmont
HOTELS & RESORTS

THE LUXURY COLLECTION
Starwood Hotels & Resorts

HYATT
HOTELS & RESORTS

Hilton

11 Post-closing Brand Portfolio

Overview
9 3 Countries
Over 50 Over 35 Markets
18 14 Brands
$11 billion $7 billion Equity Market Cap.
$17 billion $13 billion TEV
72,000 53,000 No. of Rooms
141 103 No. of Hotels
HOST
hotels & resorts

13 Host Marriott Strategy Host Marriott Strategy

14 Strategic Focus Intelligent Portfolio Management Disciplined Capital Allocation Sound Financial Management

15 Intelligent Portfolio Management Aggressive Asset Management – Business Intelligence Systems / Benchmarking – Revenue Management – Product Positioning

Intelligent Portfolio
Management (cont.)
Strategic Capital Recycling
– Non-core Asset Sales
– 24 hotels sold for over $750 million since the
beginning of 2004
– High-Multiple Core Hotel Sales
– Fort Lauderdale Marina Marriott
– Swissôtel The Drake, New York
– Combined sale price of $586 million and 2005
EBITDA multiple of 25x

Intelligent Portfolio
Management (cont.)
Value Enhancement / Repositioning
Projects
– Land Sales/Redevelopments
– Newport Beach Marriott Hotel & Spa
– Marriott Mountain Shadows Resort
– Hyatt Regency Maui Resort & Spa
– Repositionings
– Marriott Orlando World Center
– Newport Beach Marriott Hotel & Spa

Intelligent Portfolio
Management (cont.)
Newport Beach Marriott Resort & Spa
– $67.6M redevelopment of property
– Complete renovation of all guestrooms and
public spaces
– New spa, West Coast debut of Sam &
Harry’s steakhouse and five new suites

19 Newport Beach Marriott Hotel & Spa Newport Beach Marriott Hotel & Spa

20 Newport Beach Marriott Hotel & Spa Newport Beach Marriott Hotel & Spa

21 Newport Beach Marriott Hotel & Spa Newport Beach Marriott Hotel & Spa

Disciplined Capital
Allocation
Investments targeted to achieve premium to
our WACC
Acquisitions targeted at upper upscale and
luxury hotels in urban and resort/convention
locations
– Since November 2003 acquired approximately $1.1
billion of upper upscale/luxury properties
High-yielding ROI and repositioning projects
– Over $100 million of projects completed in 2005
– Projects expected to yield aggregate unleveraged
IRRs of over 20%

23 Hyatt Regency, Washington D.C. Hyatt Regency, Washington D.C.

24 The Fairmont, Kea Lani The Fairmont, Kea Lani

Sound Financial
Management
Continued Balance Sheet Improvement
– Credit ratings upgraded by both major
agencies in 2005
– Debt reduction of $1.0 billion since year-end
2003, including conversion of $475 million
of convertible subordinated debt to equity
with no earnings dilution
Full access to $575 million credit
facility

Industry Fundamentals
Supply, Demand and RevPAR Outlook
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
2004A 2005F 2006F 2007F
Supply Growth Demand Growth RevPAR Growth
Weighted average of Upper Upscale and Luxury segment data.
Source:  PricewaterhouseCoopers LLP and Lodging Econometrics (2006F and 2007F supply growth data).

27 Long-Term Outlook Continued Strong Industry Fundamentals Portfolio Out-Performance Strong Growth in Earnings and Dividends

28